UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2006
                           ---------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-31957
                                               ---------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       First Federal of Northern Michigan
               Employees' Savings & Profit Sharing Plan and Trust

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                First Federal of Northern Michigan Bancorp, Inc.
                              100 S. Second Avenue
                             Alpena, Michigan 49707

                                FIRST FEDERAL OF
                                NORTHERN MICHIGAN
                             EMPLOYEES' SAVINGS AND
                               PROFIT SHARING PLAN

                              Financial Statements
                      As of December 31, 2006 and 2005 and
                      for the year Ended December 31, 2006





















                           STRALEY, ILSLEY & LAMP P.C.

                                      INDEX



                                                                            Page
                                                                            ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS

  Statements of Net Assets Available for Benefits                             2

  Statement of Changes in Net Assets Available for Benefits                   3

  Notes to Financial Statements                                               4

SUPPLEMENTAL SCHEDULE

  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)              9

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM



To the Administrator of
First Federal of Northern Michigan Employees'
Savings and Profit Sharing Plan
Alpena, Michigan

We have audited the accompanying statements of net assets available for benefits of the First Federal of Northern Michigan Employees' Savings and Profit Sharing Plan ("the Plan"), as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 financial statements as a whole.


/s/ Straley, Ilsley & Lamp P.C.
--------------------------------
June 21, 2007

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                 Statements of Net Assets Available For Benefits



                                                                                                  December 31,
Assets                                                                                ------------------------------------
                                                                                           2006                   2005
                                                                                      ---------------       --------------
Investments, at fair value (Notes 2 and 4)
Pooled separate accounts                                                              $1,068,596               $ 715,903
Common stock (employer)                                                                  369,538                 335,428
Common collective trust                                                                  261,981                 337,210
Participant loans                                                                         93,869                  45,275
                                                                                      ----------             -----------
                                                                                       1,793,984               1,433,816
Receivables
Employer's profit sharing contribution                                                   124,926                  61,721
                                                                                      ----------             -----------
Total assets                                                                           1,918,910               1,495,537

Liabilities                                                                                  -                       -
                                                                                      ----------             -----------
Net assets available for benefits at fair value                                        1,918,910               1,495,537
Adjustments from fair value to contract value for
fully benefit-responsive investment contracts (Note 4)                                     4,158                   5,353
                                                                                      ----------             -----------
Net assets available for benefits                                                     $1,923,068             $ 1,500,890
                                                                                      ==========             ===========





See accompanying notes to the financial statements

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

            Statement of Changes in Net Assets Available for Benefits

Additions                                                                                    Year Ended
Additions in net assets attributed to:                                                    December 31, 2006
                                                                                          ------------------
Investment income:
Net appreciation in fair value of investments (Note 3)                                         $ 141,328
Dividend and interest income                                                                       8,882
                                                                                               ----------
                                                                                                 150,210
Contributions:                                                                                 ----------
Participants'
Salary deferral                                                                                  253,311
Rollovers                                                                                         17,734
Employer's
Matching                                                                                          76,416
Profit sharing                                                                                   124,926
                                                                                               ----------
                                                                                                 472,387
                                                                                               ----------
Total additions                                                                                  622,597
                                                                                               ----------
Deductions
Deductions from net assets attributed to:
Benefits paid to participants                                                                    196,467
Administration expenses                                                                            3,952
                                                                                               ----------
Total deductions                                                                                 200,419
                                                                                               ----------
Net increase during the year                                                                     422,178

Net assets available for benefits
Beginning of the year                                                                          1,500,890
                                                                                               ----------
End of the year                                                                               $1,923,068
                                                                                               ==========

See accompanying notes to the financial statements

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1 -- DESCRIPTION OF THE PLAN

The following description of the First Federal of Northern Michigan ("the Company") Employees' Savings and Profit Sharing Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General. The Plan Sponsor established the Plan effective February 1, 2005. The Plan is a defined contribution plan covering all full-time employees of the Company who have completed six months of eligibility service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income and Security Act of 1974 (ERISA).

Contributions. Each year, participants may contribute up to 25% of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans. The Company makes matching contributions in an amount equal to 100% of the employees' elective deferral contributions which are not over 2% of compensation, plus 50% of the employees' elective deferral contributions which are over 2% of compensation but are not over 4% of compensation. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors and invested in a portfolio of investments as directed by participants. The Company made elective profit sharing contributions of $124,926 and $61,721 for the Plan periods ending December 31, 2006 and 2005, respectively.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) the Company's matching and profit sharing contributions, and (b) Plan earnings. Allocations are based on participant earnings, contributions or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participants' deferrals and rollovers and the vested portion of employer contributions. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

Participant Loans. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 or (b) one-half of the participant's vested balance, reduced by any outstanding loan balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates ranging from 5.00% to 9.25%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits. Upon termination of service due to retirement, disability or death, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments according to Internal Revenue Code Section 401(a)(9). For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1 -- DESCRIPTION OF THE PLAN (Continued)

Expenses. The Company paid $12,600 of the $16,552 of administrative expenses incurred by the Plan for the year ended December 31, 2006.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Recognition. The Plan's investments are stated at fair value. Participation units in pooled separate accounts and a common collective trust are valued at fair value, which represents the estimated fair value of the underlying securities held by the fund. First Federal of Northern Michigan Bancorp, Inc. common stock is traded on a national exchange and is valued at the last sales price on the date of valuation. Participant loans are stated at cost which approximates fair value. Purchases and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates. The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires the Plan administrator to make estimates that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Forfeited Accounts. Forfeited non-vested account balances are used to either offset Plan administrative expenses or reduce employer matching contributions. Forfeitures of terminated non-vested account balances were $0 and $11,012 for the periods ended December 31, 2006 and 2005, respectively. Forfeitures were used entirely to offset employer contributions.

Risks and Uncertainties. The Plan invests in pooled separate accounts, a common collective trust and employer common stock. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Payment of Benefits. Benefits are recorded when paid.

New Accounting Pronouncements.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 established a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management does not believe the adoption of SFAS 157 will have a material impact on the Plan's financial statements.

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3 -- INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets:


                                                                          2006                          2005
                                                          --------------------------    ---------------------------
    Investment                                            Shares/Units    Value         Shares/Units       Value
    ----------                                            ------------ -------------    ------------    -----------

    Principal Disciplined Large Cap Blend Fund                 11,878     $ 203,891          15,893        $  241,342
    Principal Large Company Growth Fund                         7,341       161,896           6,710           135,907
    Principal Mid-Cap Stock Index Fund                          6,269       126,242           7,206           132,830
    First Federal of Northern Michigan Bancorp, Inc. Stock     39,137       369,538          37,913           335,428
    Principal Stable Value Fund                                16,784       261,981          22,438           337,210


During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $ 141,328, as follows:

                Pooled separate accounts                $   112,543
                Common collective trusts                      6,568
                Common stock                                 22,217
                                                        -----------
                                                        $   141,328
                                                        ===========
   NOTE 4 -- COMMON COLLECTIVE TRUSTS

As of December 31, 2006, the Plan adopted Financial  Accounting  Standards Board
(FASB) Staff Position FSP AAG INV-1 and Statement of Financial Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans.

As described in the FSP, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract through participation in the Principal Stable Value Fund, which is a common collective trust fund. As required by the FSP, investments in the accompanying statements of net assets available for benefits presents the fair value of the Principal Stable Value Fund as well as the adjustment of the portion of the Principal Stable Value Fund related to fully benefit-responsive investment contracts from fair value to contract value. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005, presented for comparative purposes.

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 -- COMMON COLLECTIVE TRUSTS (Continued)

All investment contracts and fixed income securities held in the common collective trust must satisfy the credit standards of the Principal Financial Group.

The fair value of the investment contract at December 31, 2006 and 2005 was $261,981 and $337,210, respectively. The average yield and crediting interest rates were approximately 5.30% and 4.72% for 2006. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed quarterly.

Certain events, such as premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan's ability to transact at contract value. The Plan administrator believes the occurrence of such events that would limit the Plan's ability to transact at contract value with the Plan's participants is not probable.

NOTE 5 -- RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by The Principal Life Insurance Company, which is a member company of the Principal Financial Group. In addition, trust services are performed by the Principal Trust Company, which is also a member of the Principal Financial Group. Transactions between these companies qualify as party-in-interest transactions. Fees paid by the Plan for professional services amounted to $3,952 and $955 for the periods ended December 31, 2006 and 2005, respectively.

The 39,137 and 37,913 shares of First Federal of Northern Michigan Bancorp, Inc. common stock held by the Plan as of December 31, 2006 and 2005 represent approximately 1.2% each year of the Corporation's outstanding shares as of December 31, 2006 and 2005.

Profit sharing contributions of $124,926 and $61,721 were paid to the Plan by First Federal of Northern Michigan Bancorp, Inc. for the periods ended December 31, 2006 and 2005.

As of December 31, the Plan held the following party-in-interest investments (at fair value):

                                                         2006          2005
                                                      ---------     ---------
First Federal of Northern Michigan Bancorp, Inc.
  common stock; 39,137 and 37,913 shares in
  2006 and 2005, respectively                         $ 369,538      $ 335,428
 Participant loans                                       93,869         45,275

NOTE 6 -- PLAN TERMINATION

Although the Company has not been expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, participants would become 100% vested in employer contributions allocated to their account.

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7 -- TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $0 and $62,035 at December 31, 2006 and 2005, respectively.

NOTE 8 -- TAX STATUS

The Plan is awaiting response from the Internal Revenue Service regarding final determination that the Plan and related trust agreement are designed in accordance with applicable sections of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 9 -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                                                    December 31,
                                                                                                       2006
                                                                                                 ----------------
    Net assets available for benefits per the financial statements                                 $ 1,923,068
    Less:  adjustment from fair value to contract value for fully
      benefit-responsive investment contracts                                                           (4,158)
                                                                                                   ------------
    Net assets available for benefits per the Form 5500                                            $ 1,918,910
                                                                                                   ============


The following is a reconciliation of investment income per the financial statements to the Form 5500:

                                                                                                    December 31,
                                                                                                        2006
                                                                                                 -----------------
    Total investment income per the financial statements                                            $   150,210
    Less:  adjustment from fair value to contract value for fully
      benefit-responsive investment contracts                                                            (4,158)
                                                                                                    ------------
    Total investment income per the Form 5500                                                       $   146,052
                                                                                                    ============

NOTE 10 -- PLAN AMENDMENT

Effective January 1, 2006, the Plan was amended and restated to reduce the eligibility requirement for participation in the Plan from one year to six months.

                         REQUIRED SUPPLEMENTARY SCHEDULE

                       FIRST FEDERAL OF NORTHERN MICHIGAN
                   EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN

                           EIN 38-3206228, Plan # 003

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2006


 (a)                (b)                                              (c)                             (d)                (e)
                                                             Description of Investment
                                                          Including Maturity Date, Rate
         Identity of Issuer, Borrower,                   of Interest, Collateral, Par or
         Lessor, or Similar Party                                Maturity Value                      Cost           Current Value

 POOLED SEPARATE ACCOUNTS

  *    Principal Life Insurance Company                 Principal Bond and Mtg Sep Acct               #                $ 18,358
  *    Principal Life Insurance Company                 Principal Disc LGCPBL Sep Acct                #                 203,891
  *    Principal Life Insurance Company                 Principal Lifetm Str Inc Sep Acct             #                      37
  *    Principal Life Insurance Company                 Principal Lifetm 2010 Sep Acct                #                  17,978
  *    Principal Life Insurance Company                 Principal Lifetm 2020 Sep Acct                #                  63,615
  *    Principal Life Insurance Company                 Principal Lifetm 2030 Sep Acct                #                  24,783
  *    Principal Life Insurance Company                 Principal Lifetm 2040 Sep Acct                #                  35,112
  *    Principal Life Insurance Company                 Principal Lifetm 2050 Sep Acct                #                   1,082
  *    Principal Life Insurance Company                 Principal Ptnrs Lg-Cap Value II SA            #                  59,300
  *    Principal Life Insurance Company                 Principal Ptr Md-CP Value I Sep Acct          #                  48,130
  *    Principal Life Insurance Company                 Principal U.S. Property Sep Acct              #                  76,281
  *    Principal Life Insurance Company                 Principal Lg Co Growth Sep Acct               #                 161,896
  *    Principal Life Insurance Company                 Principal Mid Cap Stk Idx Sep Acct            #                 126,242
  *    Principal Life Insurance Company                 Principal Ptnr Md-CP Gr II Sep Acct           #                  34,581
  *    Principal Life Insurance Company                 Principal Ptr Sm-CP Gr II Sep Acct            #                  29,061
  *    Principal Life Insurance Company                 Principal Sm Cap Co Value Sep Acct            #                  52,835
  *    Principal Life Insurance Company                 Principal Sm Cap Stk Idx Sep Acct             #                  30,181
  *    Principal Life Insurance Company                 Principal Intl Em Mkt Sep Acct                #                  85,232

 COMMON STOCK

  *  First Federal of Northern Michigan Bancorp, Inc.   Employer common stock                         #                 369,538

COMMON COLLECTIVE TRUSTS

     Gartmore Trust Company                             Principal Stable Value Fund                   #                 261,981

PARTICIPANT LOANS

  *  Participant Loans                                  Rates Range From 5.00% to 9.25%               #                  93,869
                                                                                                                    -----------
                                                                                                                    $ 1,793,984
                                                                                                                    ===========

*    Indicates a party-in-interest to the Plan.

# Investments are participant directed, therefore historical cost is not required.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             FIRST FEDERAL OF NORTHERN MICHIGAN
                             EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST




Date: June 21, 2007          By:   /s/ Amy E. Essex
                                 ----------------------------------
                             Name:   Amy E. Essex
                             Title:  Chief  Financial  Officer,
                             Treasurer and  Corporate  Secretary,
                             First Federal of Northern Michigan